EXHIBIT 99.2

RUBICON MINERALS CORPORATION

NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, JUNE 24, 2015

Dear shareholder:

You are receiving this notification as Rubicon Minerals Corporation (“Rubicon” or the “Company”) is using the notice-and-access model (“Notice-and-Access”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials to its shareholders for its annual general and special meeting of shareholders to be held on Wednesday, June 24, 2015 (the “Meeting”).

Under Notice-and-Access, instead of receiving printed copies of the Company’s information circular (“Information Circular”), audited consolidated financial statements for the year ended December 31, 2014 and management’s discussion and analysis for the year ended December 31, 2014 (collectively, the “Meeting Materials”), shareholders are receiving this notice with information on how they may access the Meeting Materials electronically. However, together with this notice, shareholders continue to receive a form of proxy (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders), enabling them to vote at the Meeting.

Rubicon has adopted this alternative means of delivery in order to further its commitment to environmental sustainability, as it will help to reduce paper use and will also reduce Rubicon’s printing and mailing costs. The Company has determined that those shareholders with existing instructions on their account to receive a paper copy of the Company’s meeting materials will receive paper copies of the Meeting Materials with this notification. Shareholders may revoke their existing instructions by contacting the Company at the toll free number 1-866-365-4706 in North America or +1-416-238-7939 (outside North America) or by email at legal@rubiconminerals.com.

Meeting Date, Location and Purposes

The Meeting will be held on Wednesday, June 24, 2015 at 2:00 PM (Toronto Time) at TMX Broadcast Centre Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2, for the following purposes:

1.
Financial Statements and Auditor’s Report: to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2014, together with the report of the auditors thereon;

2.	Appointment of Auditor: to appoint PricewaterhouseCoopers LLP, as auditors of the Company for the ensuing year and authorize the directors to fix their remuneration;

3.	Board Size: to set the number of directors of the Company at six (6);

4.	Election of Directors: to elect directors of the Company for the ensuing year;

5.
Approval of the Adoption of and Amendments to Equity-Based Compensation Plans: to consider and, if deemed appropriate, to pass ordinary resolutions approving the adoption of and amendments to, equity-based compensation plans; and

6.	Other Matters: to transact such other business as may properly come before the Meeting or any adjournment thereof.

For detailed information with respect to each of the above matters, please refer to the subsection bearing the corresponding title under “Particulars of Matters to be Acted Upon” in the Information Circular.

RUBICON URGES SHAREHOLDERS TO REVIEW THE INFORMATION CIRCULAR BEFORE VOTING.

Accessing Meeting Materials Online

The Meeting Materials (and the financial statement request card, which is included in the form of proxy and voting instruction form) can be viewed online under Rubicon Minerals Corporation’s profile at www.sedar.com (Canada) or at www.sec.gov (United States), or on the Company’s website at www.rubiconminerals.com.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Information Circular was filed on SEDAR.

Shareholders may make their request without charge by e-mail at legal@rubiconminerals.com or by calling this toll free number 1-866-365-4706 in North America or +1-416-238-7939 (outside North America).

To receive the Meeting Materials in advance of the proxy deposit date and Meeting date, requests for printed copies must be received at least five business days (i.e. by June 15, 2015) in advance of the proxy deposit date and time set out in the accompanying form of proxy or voting instruction form.

Voting Process

This Notice is accompanied by either a form of proxy for registered shareholders or voting instruction form for non-registered shareholders.

Registered Shareholders may vote in person at the Meeting or by proxy as follows:

By telephone:
Call the toll free number indicated on the proxy form and follow the instructions. If you choose the telephone, you cannot appoint any person other than the officers named on the form of proxy as your proxy holder.

On the internet:
Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided on the form of proxy. Complete your voting instructions and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

By mail:
Complete the form of proxy and return it in the envelope provided. If you return your proxy by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or over the internet is 2:00 PM (Toronto Time) on Monday, June 22, 2015, or no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

Non-registered shareholders may vote by completing and submitting their voting instruction form as follows:

By telephone:
Call the toll free phone number indicated on the voting instruction form and follow the instructions. If you choose the telephone, you cannot appoint any person other than the officers named on the voting instruction form as your proxy holder.

On the internet:
Go to the website indicated on the voting instruction form and follow the instructions on the screen. If you return your voting instruction form via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided on the voting instruction form. Complete your voting instructions and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

By mail:
Complete the voting instruction form and return it in the envelope provided. If you return your voting instruction form by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the voting instruction form. Complete your voting instructions and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

If you received your voting instruction form from Computershare Investor Services Inc. (“Computershare”), the deadline for Computershare to receive a duly completed and executed voting instruction form or instructions by telephone or over the internet is 2:00 PM (Toronto Time) on Monday, June 22, 2015, or no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

If you received your voting instruction form from anyone else, the deadline to submit a duly completed and executed voting instruction form or instructions by telephone or over the internet is 2:00 PM (Toronto Time) on Friday, June 19, 2015, or no later than seventy-two (72) hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. Please carefully read the voting instruction form to ensure you do not miss the appropriate deadline.

Dated at Toronto, Ontario, this 12th day of May, 2015.

BY ORDER OF THE BOARD

“Michael A. Lalonde”
Michael A. Lalonde
President and Chief Executive Officer
Rubicon Minerals Corporation
44 Victoria Avenue, Suite 400
Toronto, ON  M5C 1Y2

Telephone:  416-238-4582
Facsimile:  416-642-2299